

December 7, 2010

Sally J. Rau, General Counsel
Velti USA, Inc.
150 California Street
San Francisco, CA 94111

> **Re: Velti plc**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed on November 17, 2010**
> **File No. 333-166793**

Dear Ms. Rau:

We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated November 3, 2010.

Summary Historical Consolidated Financial Data

Selected Consolidated Balance Sheets Data, page 7

1.   We note your response to prior comment 1. Presentations of the pro forma balance sheet effect of the debt repayment on pages 8 and 38 are appropriately presented when labeled as "Pro Forma" and not as "As Adjusted." In addition, we do not believe it is appropriate to present a pro forma balance sheet reflecting the proceeds to pay off debt on the face of your historical balance sheet, page F-3, as indicated in your disclosure described on page F-8. Please revise accordingly.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We note from disclosure in Note 7 that for several of your business acquisitions, you may be obligated to pay contingent consideration with cash or shares of the Company's common stock. Please tell us how you considered disclosing potential contingent consideration related to your acquisitions, as well as any other contingent obligations or off-balance sheet arrangements. Please refer to Item 303(a)(4)(i)(C) of Regulation S-K.

Overview, page 45

3.   We note your response to prior comment 3. Please tell us and revise to disclose the reason(s) for the increase in DSO from June 30, 2010 to September 30, 2010. Please

describe any changes in terms or payment arrangements or credit conditions which caused the increase. Also, please add a risk factor that discusses the impact of your deteriorating days sales outstanding on your cash flow.

Comparison of Years Ended December 31, 2009 to December 31, 2008

Revenue, page 64

4.   Please tell us the nature, terms and conditions associated with the perpetual license contract customer that caused and required recognition in subsequent periods in 2010 rather than 2009 and in 2009 rather than in 2008. Please explain to us and revise to disclose if and how this relates to your change from IFRS to US GAAP done in connection with your public offering. Please tell us the basis for including this disclosure in MD&A.

Contractual Obligations, page 75

5.   In addition to the principal payments on your long-term debt, please tell us how you considered including the related interest payment obligations as a separate line item in the summary of your contractual obligations and commitments table.

Principal and Selling Shareholders, Page 118

6.   Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares to be offered by Plenus II and Plenus III. Also, please confirm in your response letter that neither entity is a broker-dealer or affiliate of a broker-dealer.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

7.   We note that you combine accounts payable and other accrued liabilities on a single line in your consolidated balance sheets. Please tell us how you considered disclosing these liabilities separately on the face of your consolidated balance sheets or in a note to the financial statements. In this regard, it appears that trade payables should be distinguished from accrued liabilities, such as accrued contingent consideration, pursuant to Rule 5-02(19) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

8.   We note the caption titled "investment in intangible assets" under cash flows from financing activities. Please clarify for us what is presented under this caption. To the extent amounts on this line relate to cash paid for business acquisitions, which would also include other assets and/or liabilities, please revise the title accordingly and please

reconcile these amounts to the amounts of cash paid for business acquisitions as disclosed
in the notes to the financial statements.

Notes to Consolidated Financial Statements

Note 7. Business Combinations

Mobclix, Inc. Acquisition-Unaudited, page F-19

9.   We have the following comments relating to the acquisition of Mobclix:
   • You indicate that you "have agreed to pay up to $5.0 million in cash to fund
     Mobclix's operations through 2011…" Please clarify the nature and terms of this
     funding obligation. To the extent the former owners of Mobclix are obligated for
     funding in excess of $5.0 million, please revise disclosure accordingly;
   • Please explain why "accounts payable" is included as purchase price consideration.
     In this regard, it is not clear why accounts payable would not be included with
     liabilities assumed as part of "estimated value of assets, net of deferred tax
     liabilities";
   • Please clarify the nature of "deferred considerations" and "fair value of contingent
     considerations" included as purchase price consideration.
   • Please explain where the cash consideration of $1.1 million is disclosed in the
     purchase consideration table.

Note 8. Intangible Assets, page F-24

10.   Please tell us how you considered disclosing the weighted-average amortization period
        by class and in total for intangible assets acquired during the period pursuant to ASC
        350-30-50-1.

Note 11. Short-term financings and long-term debt

Related Party Debt, page F-33

11.   Please tell us how you considered disclosing the related party debt on the face of the
        balance sheet pursuant to Rule 4-08(k)(1) of Regulation S-X.

Note 13. Income Taxes, page F-37

12.   We note your response to prior comment 10 and revised disclosure. As previously
        requested, please revise your liquidity disclosure in Management's Discussion and
        Analysis to quantify unremitted earnings.

13.   Please explain in the note the nature and components of the foreign differential on page
        F-38 in the reconciliation between the statutory U.K. income tax and effective tax rates.

Note 15. Commitments and Contingencies

(b) Guarantees and Indemnifications, page F-42

14.   We note your disclosure indicating that "ASC 460, *Guarantees*, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee." Please tell us the amount of any such obligations you recorded pursuant to ASC 460-10-25 and how you considered the disclosure requirements of ASC 460-10-50.

Exhibit 5.1—Form of Opinion

15.   Please have counsel revise Section 3(c) of its draft opinion to state clearly that the prospectus discussion of the tax consequences of the offering under Jersey law is counsel's opinion, rather than stating that the discussion is "accurate in all material respects." Counsel's opinion must address the material tax consequences of the offering, not the manner in which those consequences are described in the prospectus. Also, please have counsel revise Section 6(a) of its opinion to remove any implication that the opinion cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit, but we note the statement that the opinion "may not, without our prior written consent, be…used or relied upon by any other person (including, without limitation, any holder of, or holder of the beneficial interests in, any Shares) or be relied upon for any other purpose whatsoever."

Exhibit 8.2—Form of Opinion

16.   We note the statement in the second paragraph of the draft opinion that the discussion of the U.S. federal income tax matters in the prospectus "is an accurate summary of the material U.S federal income tax consequences." Please have counsel revise the opinion to state clearly that the prospectus discussion regarding the material federal income tax consequences of the offering is counsel's opinion.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: <u>Via Facsimile (650) 687-1106</u>
          Edward H. Batts, Esq.
          DLA Piper LLP